Offering Statement for
Future Proof Property Intelligence, PBC

(“Future Proof Climate Intelligence PBC,” “we,” “our,” or the “Company”)

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Future Proof Property Intelligence, PBC

   74-4746 Waiha Loop

   Kailua-Kona, HI 96740

Eligibility

2. **The following are true for Future Proof Property Intelligence, PBC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   Issuer needs to certify.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Claudia Brennan

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/11/2021	Present	Atomic Strategic Design, LLC	Managing Director
03/11/2025	Present	Future Proof Property Intelligence, PBC	CEO

   Short Bio:

Claudia transforms complex challenges into scalable, lasting solutions as a systems integrator and innovator. She designs advanced systems and software for global planning and analysis using AI and emerging technologies, with a career spanning Fortune 500s, mid-size firms, and startups. Claudia has delivered integrated platforms, enterprise portals, mobile applications, and mission-critical dashboards for Kaiser Permanente, Oracle, IBM, Applied Biosystems, and early-stage ventures. She bridges business strategy, marketing, systems integration, and life sciences to drive innovation. She earned a BS with Honors in Life Sciences(Penn State) and an MBA in Marketing & International Business (SMU Cox School of Business). As Co-CEO of the Catastrophic Wildfire Prevention Consortium (CWPC) at CrowdDoing, she works with communities and partners worldwide to build wildfire resilience.

LinkedIn: https://www.linkedin.com/in/claudia-brenner

Name
Benjamin Gilliland

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/11/2025	Present	Future Proof Intelligence, PBC	Chairman/Founder
01/21/2023	Present	The Paulele Hale Assocition, Inc	Chairman/Founder
02/01/2019	Present	ExMachina Builders, LLC	Managing Director

Short Bio:

As Chairman of Future Proof Climate Intelligence, PBC, I have led the spin-out of an advanced AI platform developed by TPHA, a Hawaii-based tech-focused nonprofit. Our deep learning system integrates multi-peril extreme weather risk analytics, remote census-level data acquisition, and comprehensive construction engineering to deliver precise property remediation plans. These solutions are paired with tailored financing products, connecting property owners, construction professionals, material suppliers, and insurance underwriters in one streamlined ecosystem.

Unlike traditional insurance approaches that currently focus on premium adjustments and market withdrawal, Future Proof delivers a turnkey, cradle-to-grave solution—educating property owners, assessing climate risk, providing engineered remediation plans, connecting them with vetted contractors or DIY materials, and offering affordable financing to get the work done before disaster strikes.

LinkedIn: https://www.linkedin.com/in/ben-gilliland-ba8978290

Name
Pualilia Paikuli

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2025	Present	Future Proof Property Intelligence	Director / Chargé d'affaires
10/01/2010	Present	Pau Hana Massage LLC	Massage Therpist

Short Bio:

Born on Oʻahu and an active member of the Hawaiian cultural community, Pua brings over 20 years of professional experience and management with a diverse group of companies on the Island of Hawaiʻi and running her own business as a licensed massage therapist. She has proven to be an effective leader in both the organization of the TPHA nonprofit and the genesis of Future Proof's spin-out. As a Future Proof Director and Chargé d'affaires, she serves as a navigator and pole star, balancing profit with heart to keep both companies aligned with their mission. In her role as Team Ambassador of Aloha, she ensures the organization remains rooted in the core values of its parent nonprofit. Guided by a deep commitment to stewardship of the Earth, Pua embodies the Hawaiian spirit and helps align the integration of technology with service to both humanity and the planet.

LinkedIn: https://www.linkedin.com/in/pualilia-paikuli-5b712953

Name
Jessie Torrisi

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/11/2025	Present	Future Proof Property Intelligence, PBC	Chief Marketing Officer / Director
09/01/2024	Present	Technologists for the Public Good	Communications Strategist
04/02/2024	Present	The Paulele Hale Association	Head of Content & Strategy
09/01/2024	04/01/2025	Comic Relief US	Fundraising Strategist
04/01/2021	04/01/2024	Earthjustice	Donor Communications Writer
06/01/2018	06/01/2023	Color of Change	Storytelling & Marketing Associate

Short Bio:

Jessie is dedicated to using storytelling to drive property owner momentum for solving today's disaster challenges brought on by extreme weather events. She has led communications, fundraising, and advocacy campaigns for social change organizations worldwide, including Human Rights Watch, Earthjustice, Color Of Change, Comic Relief, and the ACLU. With 20 years of experience, she has previously run her own consulting agency, Spark Strategy & Communications, and is driven by a commitment to racial justice, climate action, and community empowerment. She lives in Los Angeles by the beach with her dog, Penny Moon, where she contributes to the arts community and studies extreme weather resilience, with an emphasis on wildfire preparedness.

LinkedIn: https://www.linkedin.com/in/jessietorrisi

Name
Robert Bajoras LinkedIn Profile

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2011	11/01/2023	Art & Logic	President
11/01/2023	Present	Art & Logic	Sales Director
03/11/2025	Present	Future Proof Property Intelligence, PBC	Chief Technical Officer

Short Bio:

Bob began his career at Westinghouse Electric after earning a BS in Electrical Engineering from the University of Pittsburgh. At Westinghouse, he worked on nuclear power plant instrumentation for the U.S. Navy, gaining early experience in safety-critical systems. He then advanced to Krautkramer Branson, where he designed ultrasonic test systems used in aerospace, automotive, oilfield, and other high-stakes industries. His first software project involved developing operating systems for instrumentation that inspected jet engine turbine blades and nuclear fuel rods for cracks—work that combined hardware engineering with software innovation.In 1999, Bob joined Art & Logic in 1999 later rising to President (2011–2023), where he led company strategy, expanded client relationships, and guided delivery of complex software solutions across diverse industries. Under his leadership, Art & Logic strengthened its reputation as a trusted development partner for startups, enterprises, and global organizations. Bob is known as a passionate early adopter and active beta tester, with a career-long enthusiasm for emerging technologies, software innovation, and tools that push boundaries.

LinkedIn: https://www.linkedin.com/in/bobbajoras

Name
Jennifer Price

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/11/2025	Present	Future Proof Property Intelligence, PBC	Business Manager & Controller
04/26/2023	Present	The Paulele Hale Association Inc.	Business Manager & Controller
01/02/2019	Present	Ex Machina Builders, LLC	Business Manager & Controller

Short Bio:

As a founding Board Member of The Paulele Hale Association, Inc , Jen brings over three decades of experience in managing startups within the design, consulting, technology, and construction industries. Specializing in financial forecasting, tax strategy, and accounting, she provides robust oversight and strategic guidance in corporate affairs. Her expertise extends to leading special projects, enhancing manufacturing processes, and overseeing property management. Known for her analytical approach and strategic thinking, she plays a pivotal role in steering companies toward sustainable growth and operational excellence. Her leadership skills and deep industry knowledge make her an indispensable resource in navigating complex business environments and achieving corporate objectives.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Benjamin Gilliland (through ExMachina Financial, LLC)

Securities:	6,500,000
Class:	Common Stock
Voting Power:	94.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Future Proof is tackling America's growing property insurance crisis head-on.

Created as a public-benefi t corporate, Future.Proof™ is a for profit company which blends artificial intelligence, engineering science, and real-world construction practices into one seamless solution that connects homeowners, contractors, insurers, and material suppliers through verified data, digital design, and actionable field plans.

Our AI-powered platform scans a home using just a smartphone, identifies climate risks—wildfire, wind, and flood—and delivers engineered remodeling recommendations with detailed plans and cost estimates to make it more resilient. Our first of two apps, Magic Window®, is live in the app stores and ready for integration into major national websites, helping partners boost market share and consumer trust. Our Hawaii team spent seven years developing extreme weather-resistant construction materials and AI-driven educational tools to empower homeowners—see the withdrawal of government programs while the rate of disasters increases. We sell as-built inspection reports with before-and-after climate risk scores to homeowners, landlords, and insurers, and deliver high-value sales leads to contractors and big box retailers —turning resilience into measurable ROI. Working with IBM, The Weather Company, OpenAI, Apple, Google, and EagleView, we're forecasting positive cash flow within two years on a $160 million revenue run rate within five. With no direct competitors, we believe we are a viable and attractive solution standing in front of a national economic crisis threatening $21.5 trillion of at-risk homes. Future Proof - Do well while doing good

Future Proof Climate Intelligence PBC currently has 14 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Future Proof Property Intelligence, PBC speculative or risky:**

   1. Regulatory and offering-terms risks from concurrent offerings:

      We are conducting this Regulation Crowdfunding offering at the same time as a private offering under Rule 506(c) of Regulation D to accredited investors. Rule 506(c) permits general solicitation if all purchasers are accredited and we take reasonable steps to verify that status; by contrast, Regulation Crowdfunding strictly limits what we can say outside the portal to "notices" that contain only prescribed information and that point investors to the intermediary's platform. If our communications for one offering reference the material terms of the other, those materials must meet the requirements and restrictions of both exemptions. A failure to follow these rules could cause the loss of an exemption, require rescission, delay or termination of one or both offerings, or result in enforcement action.

      The Company is looking to raise up to $8,265,000 through the Regulation D offering. The Company plans to spend the proceeds from the Regulation D offering approximately as follows:

      Research & Development - 40% Sales & Marketing - 25% General & Administrative - 15% Capital Expenditures - 10% Operating Cash Flow - 5% Fundraising Expenses - 5%

   2. Third-Party Data & AI Model Dependency Risk:

      The platform relies entirely on external data feeds and models over which the Company has no ownership or control. Termination, degradation, or cost increases in access could render core functionality inoperable.

   3. AI Accuracy & Liability Risk:

      AI-generated risk scores and retrofit recommendations, if inaccurate, could lead to under-mitigated property damage, denied insurance claims, or rescinded discounts. Resulting lawsuits, regulatory investigations, or mandated third-party validations could impose uncapped liability and destroy credibility.

   4. Insurance Carrier Adoption Risk:

      Projected revenue assumes insurers will accept the Company's risk models for policy underwriting or resilience discounts. Carriers typically require years of actuarial validation and may prefer in-house or incumbent solutions, blocking a critical go-to-market path.

5. Public Benefit Corporation (PBC) Structural Risk:

   As a Delaware PBC, the Company is legally obligated to prioritize its public benefit (climate-resilient housing) alongside profit. This mandate may restrict dividend policies, strategic pivots, or acquisition terms in ways that cap financial returns to investors.

6. Any investment in this Company is speculative, illiquid, and involves a high degree of risk, including the potential loss of your entire investment.

7. This offering statement may contain forward-looking statements that involve risks and uncertainties. These statements are subject to various factors that could cause actual results to differ materially from those projected or implied. We make no guarantee about the accuracy of these forward-looking statements. Past performance is not indicative of future results. Historical financial performance and returns should not be used to predict future outcomes.

8. The securities offered in this offering have not been approved or disapproved by the U.S. Securities and Exchange Commission (SEC) or any state securities regulator. Investors are solely responsible for conducting their own research, reviewing the terms of the offering, and determining the suitability of the investment.

9. Start-up investing is risky:

   Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

10. Any valuation at this stage is difficult to assess:

    Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. We are dependent on general economic conditions:

    Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

12. Our management may not be able to control costs in an effective or timely manner:

    The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

13. Our future growth depends on our ability to develop and retain customers:

    Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

14. Our ability to succeed depends on how successful we will be in our fundraising efforts:

    We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

15. Your shares are not easily transferable:

    You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

16. The Company likely will not pay dividends for the foreseeable future:

    Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

17. You may only receive limited ongoing disclosure:

    While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

18. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO):

    If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

19. Future fundraising may affect the rights of investors:

    The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

20. Investing in securities involves significant risk, including the risk of loss of principal. Please review the detailed risk factors in our offering documents before making an investment decision.

21. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

22. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

23. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

24. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

25. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

26. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

27. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

28. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

29. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

30. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

31. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Future Proof Property Intelligence, PBC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,234,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Structured as an SaaS, AI technology venture our initial entry costs and cash burn is high. To build the best products and protect our first-to-market advantage, we plan to add significant technical development personnel and heavily invest in marketing & sales staffing. Personnel costs are expected to rapidly increase in the first 18 months in recruiting top talent with existing industry networks. Management believes this is a prudent investment of shareholder capital in the company's future to take advantage of our exclusive market position, establish stronger partnerships with our existing relationships with IBM and the Weather Co. and which will raise the value of our catalog of property dossiers available to the insurance and financial markets and expand the patent base of our intellectual property.

   Management believes that robust product development is a fundamental key & selling the solution we create to our five key markets is even more so.

   We see the use of capital breaking down approximately as follows: 40% Tech & product 20% Market expansion 16% Sales/marketing 10% Ops & hires 8% Debt Reduction

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Compensation for managers	$1,000	$129,612
Debt Reduction	$1,000	$100,500
Product Development	$4,000	$494,000
Marketing & Promotion	$2,000	$247,000
Sales	$1,510	$203,372
Total Use of Proceeds	**$10,000**	**$1,234,998**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Future Proof Property Intelligence, PBC must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $2.75 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	6,877,506	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant	The Company's Employee and Consultant Stock Option and Warrant Plan ("the Plan") provides for the grant of options and warrants to purchase common shares. As of August 31, 2025, not more than 25,000,000 shares may be issued under the Plan. As of the initial filing of this offering, 1,325,000 warrants have been granted. Terms: All options and warrants have a standard vesting schedule of three (3) years, typically in equal monthly installments. Service commencement for vesting may be credited retroactive to May 1, 2025, if provided in an employment or consulting agreement. Unvested shares are forfeited upon termination of service, unless subject to acceleration. For grants issued before July 31, 2025, there is a 100% vesting acceleration upon (a) acquisition, sale, merger, or (b) initial public offering of the Company. For grants issued on or after August 1, 2025, a double-trigger acceleration applies: (i) Change of control, and (ii) Termination without cause or resignation for good reason within 12 months thereafter.	25,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    None of the Company's existing debt is convertible into equity, and there are 1,325,000 of vesting warrants to personnel over the next 36 months, but no options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Determination is made solely by the management and advisors who have perform forward looking valuations and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take a more conventional approach with the company producing revenue thru the sale of its products, sponsorships and partnerships.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	The Paulele Hale Association, Inc
Amount Outstanding:	$2,130,000

Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
	Acceleration provisions for IPO, acquisition or reverse merger.
Creditor(s):	ExMachina Financial, LLC
Amount Outstanding:	$204,200
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
	Provision for accelerated vesting under conditions of IPO, acquisition or reverse merger
Creditor(s):	ExMachina Water Systems
Amount Outstanding:	$560
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
	Provision for accelerated vesting under conditions of IPO, acquisition or reverse merger

25. **What other exempt offerings has Future Proof Property Intelligence, PBC conducted within the past three years?**

Date of Offering:	2025-08-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$67,000
Use of Proceeds:	The Company issued stock at par value. No cash has been received in this transaction as of the initial filing of this offering, as the $67,000 is listed as a subscription receivable as of August 31, 2025.
Date of Offering:	2025-08-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$355,012
Use of Proceeds:	The Company issued stock at $2.00 per share. No cash has been received in this transaction as of the initial filing of this offering, as ExMachinaFinancial LLC owes the Company $355,012.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
1. **any director or officer of the issuer;**
2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Benjamin Gilliland	Chairman	Debt	$204,760
The Paulele Hale Association, Inc	Chairman	Debt	$2,130,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Future Proof Property Intelligence P.B.C. (the "Company") is a Public Benefit Corporation organized under the laws of the State of Delaware on March 11, 2025. The Company's fiscal year ends on December 31. Effective September 10, 2025, the Company changed its legal name from Future Proof Climate Intelligence P.B.C. to Future Proof Property Intelligence P.B.C., and has been registered with the appropriate state and federal authorities. The name change had no impact on the Company's operations, financial position, or ownership structure. The Company has not commenced principal operations and has incurred significant expenditures for the acquisition of the Company's technology. Once the Company's planned principal operations commence, its focus will be on providing an artificial intelligence based inspection platform for assessing and remediating homes at risk from extreme weather.

The Company is an emerging pre-revenue climate-technology company that integrates property inspection, risk analytics, and remediation planning into a unified solution for homeowners, insurers, and contractors. The Company's mission is to protect homes and communities from the increasing risks of extreme weather events while enabling cost-effective mitigation strategies and building resilience. The Company is developing a suite of four interconnected products: 1) Magic Window: A consumer-facing mobile app (released October 2025) that provides homeowners with disaster risk assessments, personalized action reports, insurance discount information, and real-time weather alerts. 2) XHome Survey: A planned Q1 2026 release that creates a 3D exterior model of a property and delivers a detailed remodeling plan with materials and cost estimates. The tool connects homeowners with DIY resources and qualified contractors.

3) Visionary: The analytics engine (released July 2025) that powers Future Proof's property dossiers, enabling contractor estimating and insurance underwriting through pre- and post-remodeling risk assessments. 4) RePay: A financing solution (expected 2027) designed to support affordable remediation through a mortgage-backed green bond fund, enabling homeowners to finance resilience upgrades at scale.

The Company's technology was acquired from The Paulele Hale Association, Inc. ("TPHA"), a 501(c)(3) nonprofit corporation located in the State of Hawaiʻi, engaged in the business of developing climate resilient construction materials and engineering techniques. Until July 31, 2025, the Company and TPHA were under common control due to having the same board of directors and shared governance. This common control relationship ceased on July 31, 2025 when the boards were restructured. Transactions between the entities during the period of common control were conducted in the ordinary course of business and have been disclosed as related party transactions where applicable.

On August 31, 2025, pursuant to the terms of the Technology Business Acquisition Agreement, the Company acquired rights, title, and interest in and assets and properties of TPHA, tangible or intangible, consisting of an AI-based platform for climate disaster risk modeling, property risk analysis, construction engineering recommendations, planning and cost estimating, marketing lead generation for material suppliers, remodeling contractors, and insurance risk underwriting, offered as a software-as-a-service platform. The Company issued a demand note payable of $2,130,000 and assumed the accounts payable of TPHA as of July 31, 2025.

Results of Operations:

The Company is currently in its pre-revenue stage.

During the period since inception through August 31, 2025, the Company recorded operating expenses of $119,069, resulting in a net loss for the period of $119,069.

Liquidity & Capital Resources:

During the period from March 11, 2025 (inception) to August 31, 2025, the Company sold 177,506 shares of its common stock at a price of $2.00 per share. The proceeds of $355,012 were retained by a related party, ExMachina Financial LLC, and recognized as a due from ExMachina Financial LLC as of August 31, 2025.

On August 31, 2025, the Company recorded cash of $15,867 and negative working capital of $2,565,499.

As of August 31, 2025, the Company is party to a contractual arrangement that require future payments. This commitment includes a non-cancelable service contract for licensed software to display demographics and climate analysis information on the Company's website. The rate of the first fifteen (15) months of the initial term is $40,500. Subsequent twelve (12) month periods are at an annual rate of $36,000 with a monthly payment schedule of $3,000 per month. The initial term is for 15-months.

Future Proof Property Intelligence, PBC maintains a positive financial outlook supported by ongoing commitments from ExMachina Financial, LLC, the holding company of Founder Ben Gilliland, to loan the company sufficient funds until new capital is raised. These loans enable the continued development of Future Proof's proprietary technology, expansion of its marketing reach, and strengthening of strategic partnerships. The Paulele Hale Association (TPHA), a registered nonprofit and the company's largest creditor, remains fully aligned with Future Proof's mission and success. TPHA enjoys strong relationships with both local benefactors and Google's nonprofit donations program and has demonstrated exceptional flexibility in restructuring the initial technology transfer agreement to provide Future Proof the latitude it needs in capital formation and operational scaling to fulfill its mission of advancing climate-resilient housing and sustainable community innovation.

Valuation:

At the advice of consultants retained by the company and counsel, the structure of and price of the Securities was determined based on a combined first round approach of both Reg CF / Reg D in 2025 raising $ 9.5 million and then a second round in the future of $15.5 million dollars. Determination and authorization for this structure is made solely by the management and advisors who have perform forward looking valuations and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take a more conventional approach with the company producing revenue thru the sale of its products, sponsorships and partnerships.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Future Proof Property Intelligence, PBC needs to certify.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

2) The following is the transcript of the video shown on the Company's offering page: Weather in the U.S. is getting worse. Just look around, and the numbers show it. In the past year, we watched in horror as extreme weather has caused devastation in 17 states. Nationwide, climate disasters now average $182 billion a year in property losses. By the year 2050, damages are projected to top $1 trillion if nothing changes, threatening millions of homes, devastating property values and communities.

But it doesn't have to be this way. We can act now. Futureproof's visionary AI platform evaluates homes against seven extreme weather risks and delivers shovel-ready remodeling plans with budgets and financing options. We combine home inspections, weather risk models, and cutting-edge construction into one actionable plan to help your home withstand wildfire, wind, and flood damage.

The first step to protect your property is Magic Window—free in all major app stores. Enter your address to see how weather has changed over the past 75 years and what your disaster risk could be in 5, 10, or 25 years. Ask what you can do about it, and we'll provide a low-cost community risk report with your home's vulnerabilities, recommended fixes, and the potential insurance and mortgage savings in return for remodeling.

For property owners with serious risks, our Xome survey app inspects your home. All you have to do is upload a few photos on your phone and answer a short questionnaire. Within an hour, you'll receive a detailed remodeling plan with budgets and material supply lists to do DIY upgrades. Or we can connect you with a vetted contractor if you prefer to hire a pro. We can even assist with low-cost loans, grants, and community programs to get the job done.

Our visionary AI also helps improve insurance risk scoring, sharing real-time info on homeowner upgrades once work is done. This helps lower your premiums, enabling insurers to pass savings on to families and stay in markets like Texas, Louisiana, Florida, California, and Colorado.

And you should know, Futureproof isn't only AI programmers. We grew out of a collective of architects and engineers in Hawaii dedicated to creating resilient, affordable housing. Our founder has 25 years of experience in construction. Since 2017, we've been developing climate remodeling innovations like wildfire-resistant exteriors that can withstand 1,200° F; designs to fortify homes against hurricanes, tornadoes, and earthquakes; and air-to-water generators that provide clean drinking water after disasters or during drought.

Futureproof combines climate risk analysis and property inspections with actionable remediation plans, a network of contractors, and financing help. Think of us as a bridge between property owners, contractors, and insurance companies. Because we know the only way to protect the $22 trillion of property at risk is to work together.

We're committed to protecting America's homes, starting with yours. More than 46% of home and apartment owners say they urgently need clear, affordable solutions to make their property safer from extreme weather. Futureproof gives you a clear path with information, plans, and resources to strengthen structures, lower costs, and protect your family for the long term.

We give you innovative tools to confront extreme weather disasters before they're at your door and adapt homes to a changing world. Together, we can weather any storm.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://futureproof.org

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.